Mail Stop 3561

      							August 18, 2005


Mr. James H. Alexander
President/Chief Executive Officer
World Am, Inc.
1400 West 122nd Avenue
Suite 104
Westminster, CO 80234

	Re:	World Am, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		Filed April 21, 2005

		Form 10-QSB for Fiscal Quarter Ended March 31, 2005
		File No. 000-30639

Dear Mr. Alexander:

      We have reviewed your supplemental response letter dated
July
26, 2005 as well as your filings and have the following comments. As noted in our comment letter dated June 9, 2005 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Item 6 - Management`s Discussion and Analysis

Critical Accounting Policies

(c) Revenue Recognition

1. We note your response to comment 1. Please include this disclosure in your amended 10-KSB for the year ended December 31, 2004 and 10-QSB for the quarter ended March 31, 2005.


Item 8A. Controls and Procedures

2. We note your response to comment 2. Please amend your 10-KSB and
10-QSB to state that your disclosure controls and procedures were ineffective as of December 31, 2004 and March 31, 2005, respectively.

3. We note your response to comment 3; however, it is still unclear whether you identified any changes in your internal control over financial reporting during the 3 months ended December 31, 2004 and
March 31, 2005. If true, please revise your 10-KSB and 10-QSB to state that there was no change in your internal controls over financial reporting that occurred during the three month period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Otherwise,
please revise to discuss the changes that occurred. Refer to Item 308(c) of Regulation S-B for guidance.

Certifications

4. We refer to your response to comment 4. Please revise the certifications and signature page in your 10-KSB for the year ended
December 31, 2004 and 10-QSB for the quarter ended March 31, 2005 to clearly indicate that your President/Chief Executive Officer also acts as your principal financial officer.

Other

5. Please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or
Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. James H. Alexander
World Am, Inc.
August 18, 2005
Page 3